

Mail Stop 3561

November 22, 2016

David Gary Neeleman
Chief Executive Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

> **Re: Azul S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 31, 2016**
> **CIK No. 0001432364**

Dear Mr. Neeleman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

Prospectus Summary, page 1

2. In one of the opening paragraphs, please indicate your revenues and net loss for the most recent audited period and interim stub to provide a financial snapshot of your company.

Summary Financial and Operating Data, page 11

3. We note that you exclude expenses related to aircraft and other rent expenses from your calculation of the non-GAAP measure EBITDAR. Please tell us why these amounts are not normal, recurring, cash operating expenses necessary to operate your business or revise to remove presentation of this measure. See Question 100.01 of the recently updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Use of Proceeds, page 52

4. We note that you intend to repay indebtedness from the proceeds of this offering. Please describe the interest rate and maturity of indebtedness to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4. of Form 20-F.

Management's Discussion and Analysis, page 64

5. Please clarify throughout what you mean when you are referring to "PRASK premium."

Enforceability of Civil Liabilities, page 233

6. We note the reference to arbitration for dispute of various matters by shareholders in the fifth paragraph of this section. With a view towards disclosure, please explain how this may affect U.S. holders of your ADSs.

Interim consolidated statement of operations, page F-7

7. We note that you entered into sublease agreements related to 15 aircraft. Please clarify for us whether rent expense for such aircraft are included in "result from related party transactions, net." If so, please tell us your basis for including the sublease receipts from TAP as operating revenue but excluding the expense associated with the aircraft from operating expenses.

Exhibit Index

8. Please file the following agreements as exhibits to your offering statement or tell us why you believe the respective agreement is not material to you:

   - Fifth Amended and Restated Shareholders Agreement on page 131,

David Gary Neeleman
Azul S.A.
November 22, 2016
Page 3

- Post-IPO Shareholders' Agreement on page 131,
- Hainan investment agreement and commercial cooperation agreement on page 133,
- United Investment Agreement on page 166, and
- Registration Rights Agreement on page 167.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Stuart K. Fleischmann
        Shearman & Sterling LLP